Exhibit 21.1

List of Subsidiaries of Starry Group Holdings, Inc.

Following the Business Combination

Name of Subsidiary	Jurisdiction of Organization
Starry, Inc.	Delaware
Connect Everyone LLC	Delaware
Starry Foreign Holdings Inc.	Delaware
Starry Installation Corp.	Delaware
Starry (MA), Inc.	Massachusetts
Starry Spectrum LLC	Delaware
Starry Spectrum Holdings LLC	Delaware
Testco LLC	Delaware
Vibrant Composites, Inc.	Delaware
Widmo Holdings LLC	Delaware
Starry Brasil Holding Ltda.	Brazil
Starry Brasil Provedor de Acesso a Internet Ltda	Brazil